UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

Summary of May 30, 2024 Extraordinary General Meeting of Shareholders

On May 30, 2024, Lilium N.V. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). Of the total of 528,851,942 of the Company’s shares A and shares B issued, outstanding and eligible to vote as of the record date of May 2, 2024, a quorum of 299,836,859 shares A and 23,113,065 shares B, or approximately 66%, voted at or were represented by proxy at the Extraordinary General Meeting.

A copy of the minutes of the proceedings of the Extraordinary General Meeting is furnished as Exhibit 99.1 hereto. At the Extraordinary General Meeting, the shareholders approved following voting item on the agenda:

-	Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 15% of the issued capital at the date of the Extraordinary General Meeting for a period of 36 months from the Extraordinary General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This was an extraordinary general meeting of the Company. The Company will convene an annual general meeting of shareholders later in 2024.

June 26, 2024 Extraordinary General Meeting of Shareholders

On May 31, 2024, the Company made available to its shareholders a convocation notice and other materials related to the Company’s extraordinary general meeting of shareholders (the “June 2024 Extraordinary General Meeting”), which are furnished as Exhibits 99.2 to 99.5 to this Report on Form 6-K. The June 2024 Extraordinary General Meeting is expected to be held on Wednesday, June 26, 2024, at 9:00 a.m. CEST (3:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibit 99.1 hereto) are hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Minutes of the May 30, 2024 Extraordinary General Meeting of Shareholders of Lilium N.V.
99.2	Convocation notice to the June 26, 2024 Extraordinary General Meeting
99.3	Press release dated May 31, 2024 announcing June 26, 2024 Extraordinary General Meeting
99.4	Agenda with explanatory notes
99.5	Form of proxy card